

July 23, 2014

Via E-mail
Stephanie Tang, Esq.
Kirkland & Ellis LLP
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

> **Re:** **iSoftStone Holdings Limited**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed July 11, 2014 by iSoftStone Holdings Limited et al.**
> **File No. 005-85929**

Dear Ms. Tang:

We have reviewed your filing referenced above and have the following comments.

Schedule 13E-3

Exhibit 99.(A)(1)

Special Factors

Reasons for the Merger and Recommendation of the Independent Committee and our Board of
Directors, page 36

1. We note your response to prior comment 3 of our July 7, 2014 letter. Please note that
    Item 1013(c) of Regulation M-A requires a statement explaining the reasons for
    undertaking the transaction at this time as compared to an earlier or future time. Please
    revise to explain in your disclosure how the company was, apparently, unaware of the
    factors cited in your disclosure in December 2010, when the company entered the U.S.
    public equity markets.

Reasons for the Merger and Recommendation of the Independent Committee and our Board of
Directors, page 27

2. We note the revisions made in response to prior comment 4. Your disclosure states that
    the independent committee and the board of directors "noted that the acquisition premium
    analysis performed by Goldman Sachs derived an illustrative price range for the ADSs …
    higher than the ….per ADS merger consideration in the merger" and "noted that, as
    stated under the caption "Opinion of the Independent Committee's Financial Advisor –

General" beginning on page 42, in arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it because selecting portions of the analyses, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion." Clarify whether the independent committee and board made those observations at the time they received the presentation from Goldman Sachs. If not (i.e., those observations were made for purposes of preparing the proxy statement), then describe what observations, comments or questions the members of the committee and board made during the Goldman Sachs presentation.

Certain Financial Projections, page 34

3. We note your response to prior comment 5. Please tell us why the filing persons have not disclosed the projected balance sheet and cash flow statement for both the 2013 and 2014 projections. Also, tell us what do CBG, GBG, TCG, SABG, OPG mean and what is Iris Management.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, the undersigned at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions